SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2019

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telecom Argentina S.A.

Item

1.         English translation of a letter dated May 29, 2019 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION

Buenos Aires, May 29, 2019

Comisión Nacional de Valores

Dear Sirs,

RE: Telecom Argentina S.A.

Relevant Matter

I am writing to you as Chairman of Telecom Argentina S.A. (“ Telecom Argentina” or “the Company”), with its registered office at Av. Alicia Moreau de Justo 50, City of Buenos Aires, in order to inform you that today the Company submitted a financing proposal for a total amount of up to US$300,000,000 (U.S. dollars three hundred million) in one or more tranches, to the Inter-American Investment Corporation, on its own behalf and acting as agent of the Inter-American Development Bank (“IDB Invest”), as organizer of a syndicated loan, which was accepted on the same date (the “Financing”). The Financing’s proceeds will be used by the Company to finance its capital investments for 2019, including the deployment of the 4G network and the expansion of the Company’s broadband services.

The Financing consists of (i) one or more tranches to be granted by IDB Invest (the “IDB Group Tranche”) and (ii) one or more related tranches to be extended by one or more co-lenders that eventually would sign the corresponding loan agreements. The maturity date of the disbursed capital, in the case of the IDB Group Tranche, will be May 15, 2026, payable in equal and consecutive semi-annual installments as of November 15, 2021.

In accordance with the Financing offer, today the Company notified to IDB Invest its intention to request a disbursement of the IDB Group Tranche, for an amount of US$75.000.000, that is expected to occur on June 7, 2019.

Finally, it is informed that the Board of Directors approved the financing at its meeting held on May 27, 2019.

Sincerely,

Telecom Argentina S.A.

/s/ Alejandro A. Urricelqui
Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: May 29, 2019	By:	/s/ Gabriel P. Blasi
		Name:	Gabriel P. Blasi
		Title:	Responsible for Market Realtions